

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Tyler Glover
Chief Executive Officer
Texas Pacific Land Corporation
1700 Pacific Avenue, Suite 2900
Dallas, Texas 75201

> **Re: Texas Pacific Land Corporation**
> **Amended Draft Registration Statement on Form 10**
> **Submitted July 2, 2020**
> **CIK 0001811074**

Dear Mr. Glover:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form 10

Material U.S. Federal Income Tax Consequences, page 55

1. We note your revised disclosure that the corporate reorganization and distribution should qualify as an F reorganization. Accordingly, please provide disclosure explaining the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Exhibits

2. Please file the Stockholders' Agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Paul Cline at 202-551-3856 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction